UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Tidelands Bancshares, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

88637410 7

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88637410 7		13G

1.	Names of Reporting Persons Tidelands Bancshares, Inc. Employee Stock Ownership Plan I.R.S. Identification No. of Above Persons (Entities Only) 20-7420042

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization South Carolina

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 273,149

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 273,149

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 273,149

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row 9 6.39%

12.	Type of Reporting Person* EP

Item 1.
	(a)	Name of Issuer Tidelands Bancshares, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 875 Lowcountry Boulevard Mount Pleasant, SC 29464

Item 2.
	(a)	Name of Person Filing Tidelands Bancshares, Inc. Employee Stock Ownership Plan
	(b)	Address of Principal Business Office or, if none, Residence: c/o Thomas H. Lyles, TTEE 840 Lowcountry Boulevard Mount Pleasant, SC 29464
	(c)	Citizenship United States of America
	(d)	Title of Class of Securities: Common Stock
	(e)	CUSIP Number: 88637410 7

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(f)	☒ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

Item 4.	Ownership

(a) Amount beneficially owned: Tidelands Bancshares, Inc. Employee Stock Ownership Plan owns 273,149 shares of common stock directly of the Issuer, all of which are held by broker Merrill Lynch.
(b) Percent of class: 6.39%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote 273,149
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 273,149
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

January 25, 2011
(Date)
/s/ Thomas H. Lyles
(Signature)
Thomas H. Lyles, Trustee
(Name/Title)